SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Debenture Settlement

Rio de Janeiro, October 17, 2024, Centrais Elétricas Brasileiras S.A. – Eletrobras, in continuation of the relevant fact disclosed on September 16, 2024, informs that, on this date, the public offering related to its 6th issuance of simple debentures, non-convertible in to shares, unsecured, in a single series, in the total amount of R$ 1.6 billion, which includes the tax incentive provided for in Law 12,431, was settled.

The table below presents a summary containing the final conditions obtained for the debentures of the 6th issuance of Eletrobras:

Company	Eletrobras (6th issuance)
Series	Single
Kind	Debentures
Maturity	09.15.2034
Final rate	6.8770% p.a.
Amount (R$)	1.6 billion

Additionally, Eletrobras emphasizes that the public offerings of debentures carried out by its subsidiaries Centrais Elétricas do Norte do Brasil S.A. – Eletronorte and Companhia Hidro Elétrica do São Francisco – CHESF have also been settled, and that, with regard to these issuances, it has assumed the commitment of guarantor and main payer, being responsible for the full and timely fulfillment of all the main and accessory obligations assumed by the issuers.

Finally, the table below presents a summary containing the final conditions obtained and the allocation of the debentures of its subsidiaries:

Company	Eletronorte (6th Issuance)	CHESF (4th Issuance)
Series	Up to 2 series	Up to 2 series
Kind	Simple Debentures	Simple Debentures
1st series maturity	09.15.2031	09.15.2031
2nd series maturity	09.15.2034	09.15.2034
1st series rate	DI + 0.85% p.a.	DI + 0.85% p.a.
2nd series rate	DI + 1.05% p.a.	DI + 1.05% p.a.
1st series amount allocated (R$)	1,336,250,000.00	1,336,250,000.00
2nd series amount allocated (R$)	566,250,000.00	566,250,000.00
Total amount allocated (R$)	1,902,500,000.00	1,902,500,000.00

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

More information about the offers is available in the minutes of the Company's Board of Directors' Meeting held on September 16, 2024, which is filed at the Company's headquarters and is available for consultation on the websites of the CVM (https://gov.br/cvm) and the Company (https://ri.eletrobras.com), and in the offer documents, which are available on the CVM website and, as the case may be, on the respective websites of the Company, Eletronorte (https://www.eletronorte.com.br) and CHESF (https://www.chesf.com.br/relainvest).

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.